March 23, 2012

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-5546

Re:	Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 2, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 8, 2012
File No. 001-09961

Dear Mr. Pande,

We refer to your letter dated March 12, 2012 relating to Toyota Motor Credit Corporation’s (“TMCC” or the “Company”) Form 10-K for the fiscal year ended March 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 2, 2011, and Form 10-Q for the quarter ended December 31, 2011, filed with the Commission on February 8, 2012.

Set forth below is our response to your comment.  To assist you in the review process, we have reproduced your comment in bold type.

December 31, 2011 Form 10-Q

Note 7 – Allowance for Credit Losses, page 32

1.
On page 33, you disclose that you had $538 million of impaired loans that were aggregated with their respective portfolio segments when determining the allowance for credit losses as of December 31, 2011, as they are deemed to be insignificant for individual evaluation.  Please clarify for us if impaired loans are aggregated with non-impaired loans in your allowance for credit loss methodology.  If they are, please provide us with a SAB 99 materiality analysis related to this policy as of December 31, 2011.  Specifically describe in detail how you determined that the allowance for credit losses calculated on these loans using the guidance in ASC 310-10 was not materially different than the amount measured under ASC 450-20.  If they are not, please clarify your disclosure in future filings.

Mr. Amit Pande
U.S. Securities and Exchange Commission
March 23, 2012

The Company’s Response

Impaired loans within our retail loan and commercial portfolio segments (collectively, the “homogeneous portfolio segments”), which represent the $538 million of impaired loans referenced in the Staff’s comment, are aggregated with non-impaired loans within their respective portfolio segments in our allowance for credit loss methodology.  These impaired loans consist entirely of troubled debt restructurings as defined on page 7 of our Form 10-Q for the quarter ended December 31, 2011.  We acknowledge that the loan impairment guidance in ASC 310-10-35 includes all loans that are restructured in a troubled debt restructuring involving a modification of terms, including large groups of smaller-balance homogeneous loans.  We considered segregating the impaired loans from the non-impaired loans in their respective portfolio segment; however, we determined that both the impaired loan balances as a percentage of their respective loan portfolios and the resulting impact to the allowance were immaterial for purposes of the provisions of ASC 310-10-35, as described below.

As of December 31, 2011, the recorded investment in the impaired loans for the retail loan and commercial portfolio segments was $537 million and $1 million, respectively, which is equal to 1.2% and 0.3% of the recorded investment in finance receivables for their respective portfolio segments.  While troubled debt restructurings in the retail loan portfolio segment are impaired loans by definition in ASC 310-10-35, these impaired loans are homogeneous and share common risk characteristics1.  If we had elected to individually evaluate the impaired loans in the retail loan portfolio segment2, we would have aggregated these loans to measure impairment using historical statistics.  Our historical loss experience of these loans indicates that the impairment measured for these loans using the guidance in ASC 310-10 would not have been materially different than the amount measured under ASC 450-20.  Of the combined $538 million recorded investment in the impaired loans for the homogeneous portfolio segments, $536 million related to accounts under bankruptcy protection. The remaining $2 million related to accounts where we have granted term extensions, interest rate adjustments, waivers of loan covenants, or some combinations of these three; in no instances did we grant a reduction in principal to the account holder.  Our experience indicates that while accounts under bankruptcy protection are considered impaired, the loss experience is lower than typically expected for impaired loans as the account holders ultimately require the use of the vehicles in their daily lives and continue to remit payments in accordance with their agreements.

Using the historical loss ratios for the accounts under bankruptcy protection3, the allowance for the impaired loans in the homogeneous portfolio segments under ASC 310-

1 Consistent with the guidance in ASC 310-10-35-21
2 As the average recorded investment in the impaired loans in the commercial portfolio segment for the nine months ended December 31, 2011 was $1 million, our response will focus on the impaired loans in the retail loan portfolio segment.
3 Accounts under bankruptcy protection represent over 99% of the recorded investment in the impaired loans for the retail loan portfolio segment.

Mr. Amit Pande
U.S. Securities and Exchange Commission
March 23, 2012

10 would be $11 million as of December 31, 2011.  Using our current allowance for credit loss methodology under ASC 450-20, the combined allowance for credit losses on the impaired loans in these portfolio segments would be $5 million.  We do not find the difference between the two to be material to our financial condition or results of operations.

While we believe the impact to the allowance for credit losses is immaterial, we also gave consideration to qualitative factors that could result in a “quantitatively small” amount being material.  The development of our allowance for credit losses is not a precise measurement and involves estimations and management judgment.  The decision to aggregate these impaired loans with their respective portfolio segments did not mask a change in earnings, hide a failure to meet analysts’ expectations, change a loss into income, impact management’s compensation, or affect any other qualitative factors that might be material to a reasonable investor.  The decision to aggregate these impaired loans was arrived at after careful consideration and we do not believe results in any lack of meaningful information for our investors.  To this point, we included footnote disclosure on page 7 of our Form 10-Q for the quarter ended December 31, 2011 that these impaired loans were “aggregated with their respective portfolio segments when determining the allowance for credit losses.”  The inclusion of this language was intended to provide transparency to the users of our financial statements regarding our allowance for credit loss methodology.

We do not believe the decision to aggregate these impaired loans with their respective portfolio segments when evaluating for impairment would significantly alter a reasonable investor’s decision-making process.  We continue to monitor trends in our impaired loans in the homogeneous portfolio segments; should these balances become significant to our finance receivables portfolio or the historical loss experience for these impaired loans deteriorate, we will re-evaluate this decision.

In our future filings, we will expand our disclosures to further address these items. For example, we will include disclosure in substantially the following format under the headings indicated below (new language within the quotations has been bolded):

Finance Receivables

Troubled Debt Restructurings

Retail Loan and Commercial Portfolio Segments

“Troubled debt restructurings in the homogeneous loan portfolio segments are specifically identified as impaired and are aggregated with their respective portfolio segments when determining the allowance for credit losses.  These impaired loans are insignificant for individual evaluation and we have determined that the allowance for credit losses for each of the homogeneous loan portfolio segments

Mr. Amit Pande
U.S. Securities and Exchange Commission
March 23, 2012

would not be materially different if they had been individually evaluated for impairment.”

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s comment.  If you have any further questions or comments, please do not hesitate to contact me at (310) 468-4001.

Very truly yours,

Toyota Motor Credit Corporation

/S/ CHRIS BALLINGER

Chris Ballinger
Group Vice President and Chief Financial Officer

cc:           PricewaterhouseCoopers LLP

Mr. Brian J. Lane, Esq.
Gibson, Dunn & Crutcher LLP